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                                                                    Exhibit 99.1
NEWS RELEASE
February 14, 2000


                           UNIFAB INTERNATIONAL, INC.
                          REPORTS THIRD QUARTER RESULTS

New Iberia, LA - (Business Wire) - February 10, 2000 -- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net loss of $398,000 ($0.06 per share) on revenue of $18.1 million for its third quarter ended December 31, 1999, compared to net income of $1.68 million ($0.28 per share) on revenue of $23.5 million for the third quarter ended December 31, 1998. For the nine months ended December 31, 1999, net loss totaled $208,000 ($0.03 per share) on revenue of $55.8 million, compared to net income of $7.1 million ($1.18 per share) on revenue of $86.5 million for the nine months ended December 31, 1998. Backlog at December 31, 1999 was approximately $18.4 million.

"Our operating results for the quarter were pressured by reduced margins brought on by the increased competition for those limited projects being awarded," said Dailey J. Berard, President, CEO and Chairman of the Board.

"The leading indicators are now strong. Oil prices have more than doubled from a year ago. The number of active rigs in the US has risen 65% from its lowest point last Spring. The independents, generally the quickest to react, are becoming more active. New budgets are being announced 10-15% above last year. Bidding activity continues to improve. Unifab's focus has been growth and expansion throughout the down market, and we have maintained our commitment to that strategy. This focus on growth positions the Company to participate in larger projects. The Company now has the capability to fabricate any of the needs of the oil and gas exploration and production industry. The Company's Lake Charles deep water fabrication yard, which will be fully operational in April, will enable the Company to bid on FPSO's and other deep water international projects. We have broadened our focus and we are aggressively marketing our Total Project Capabilities," Berard said.

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.